Play LA Inc. Reaches Settlement with Chelten Limited

TORTOLA, British Virgin Islands – February 19th, 2016 – (MarketWire) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has reached a settlement agreement with Chelten Limited, under the terms of four Promissory Notes which were in default. The Company has agreed to transfer it’s websites, which were pledged collateral as part of a General Security Agreement dated April 16th, 2011, to Chelten Limited, in exchange for a reduction in Play LA Inc.’s indebtedness to Chelten Limited. The resulting effect is that Play LA Inc. reverts to shell company status as defined under Securities Act Rule 405 and Exchange Act Rule 12b-2.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.

David Hallonquist

www.playlainc.com

246-431-0493